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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              --------------------


                                    FORM 11-K


[ X ]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                For The Fiscal Year Ended December 31, 2002

                        OR

[     ]         TRANSITION REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934


                For the transition period _____ to _____

                             COMMISSION FILE NUMBER
                                     0-27222

                             CFC INTERNATIONAL, INC.
                     EMPLOYEES' SAVINGS AND INVESTMENT PLAN

                             CFC INTERNATIONAL, INC.
                                500 State Street
                            Chicago Heights, IL 60411


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


REQUIRED INFORMATION


                                                        Page
                                                        ----


(a)     Financial Statements - Plan financial           3-12
        statements and schedule prepared in
        accordance with financial reporting
        requirements of ERISA.

        See accompanying Contents of Financial
        Statements and Supplemental
        Schedule attached hereto, which is
        incorporated herein by reference.

(b)     Signatures                                      13

(c)     Exhibits                                        14

        23      Consent of Independent Auditors

CFC International, Inc.
Employees' Savings and
Investment Plan
Report on Audits of Financial Statements and
Supplemental Schedule
December 31, 2002 and 2001

CFC International, Inc.
Employees' Savings and Investment Plan
Contents
December 31, 2002 and 2001
-------------------------------------------------------------------------------

                                                                     Page(s)

Report of Independent Auditors.....................................     5

Financial Statements

Statements of Net Assets Available for Benefits....................     6

Statement of Changes in Net Assets Available for Benefits..........     7

Notes to Financial Statements......................................  8-11

Supplemental Schedule

Schedule I: Schedule H, line 4i - Schedule of Assets
  (Held at End of Year)............................................    12



Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         Report of Independent Auditors



To the Participants and Administrator of the CFC International, Inc. Employees' Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CFC International, Inc. Employees' Savings and Investment Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






May 2, 2003

CFC International, Inc.
Employees' Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
-------------------------------------------------------------------------------
                                                         2002           2001
                                                         ----           ----
Assets
Investments
   Participant directed investments, at fair value    $6,595,046     $7,466,623
   Loans to participants                                 133,097         69,486
                                                      ----------     ----------
     Total investments                                 6,728,143      7,536,109
                                                      ----------     ----------
Receivables
   Employer contributions                                 12,231          9,469
   Employee contributions                                 41,225         32,138
   Interest from participant loans                           202            448
                                                      ----------     ----------
           Total receivables                              53,658         42,055
Net assets available for benefits                     $6,781,801     $7,578,164
                                                      ==========     ==========


                 The accompanying notes are an integral part of
                          these financial statements.

CFC International, Inc.
Employees' Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002
-------------------------------------------------------------------------------

Additions
Investment income
     Dividend income                                    $     68,456
     Interest income                                           5,503
                                                        ------------
                                                              73,959
                                                        ------------
Contributions
     Employer                                                152,139
     Employee                                                742,700
                                                        ------------
                                                             894,839
                                                        ------------
                 Total additions                             968,798
                                                        ------------
Deductions
Net depreciation in fair value of investments              1,098,953
Benefits paid to participants                                661,443
Loan, distribution and asset and management fees               4,765
                                                        ------------
              Total deductions                             1,765,161
                                                        ------------
              Net decrease                                  (796,363)
Net assets available for benefits, beginning of year       7,578,164
                                                        ------------
Net assets available for benefits, end of year          $  6,781,801
                                                        ============


                 The accompanying notes are an integral part of
                          these financial statements.

CFC International, Inc.
Employees' Savings and Investment Plan
Notes to Financial Statements
December 31, 2002 and 2001
-------------------------------------------------------------------------------



1.   Plan Description

     The following description of the CFC International, Inc. Employees' Savings and Investment Plan (the "Plan") is provided for general information purposes only. Interested parties should refer to the summary plan description or plan agreement for more complete details of the Plan's provisions. The Plan is a defined contribution plan whose purpose is to provide retirement benefits for eligible employees of CFC International, Inc. (the "Employer") who have completed one year of service and attained age 21. Effective January 1, 2002, eligible employees must complete one hour of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Through November 27, 2001, LaSalle National Trust, N.A. was the trustee of the Plan. On November 27, 2001, all assets were transferred to the Chicago Trust Company, a related company to ABN AMRO Trust Services Company ("Trustee"), and LaSalle National Trust, N.A. The Trustee holds the Plan's investment assets and executes investment transactions.

     Contributions

     Eligible employees ("Participants") may contribute between 2% and 18% of their annual compensation under a salary deferral agreement, subject to limits imposed by the Internal Revenue Code. Until December 31, 2001, the maximum amount of pre-tax and post-tax contributions is 18% of their annual compensation. Effective January 1, 2002, participants may contribute 18% of their annual pre-tax compensation and 14% of their annual post-tax compensation. For each participant's salary deferral contribution up to a maximum of 4% of annual compensation, as defined, the Employer will make matching contributions of 50% of such participant's pre-tax contribution. In addition, the Employer can make a discretionary contribution to the Plan each year.

     Participant Accounts, Vesting and Forfeitures

     Participant accounts are credited with each participant's current contribution, Employer matching contributions and a share of the Plan's earnings. The Employer's matching contributions are credited monthly. The allocation of Plan earnings are based on the proportion that the balance of each participant's account invested in an investment fund bears to the total balance of all participants' accounts invested in that investment fund. Until January 1, 2002, participants immediately vest in their own contributions plus earnings thereon and in the Employer's matching contributions. Effective January 1, 2002, the Plan was amended and the Employer's matching contributions vest after one year of service. Employees must complete 1,000 hours (one year) of service and be employed on the last day of the plan year to receive a discretionary contribution. There were no Employer discretionary contributions in 2002 or 2001. Forfeitures of non-vested balances are used to reduce the Employer's contribution for the Plan year. Forfeitures were $22,409 and $2,939 in 2002 and 2001, respectively.

     Payment of Benefits

     On termination of service due to retirement, death or disability, participants become 100% vested in their account balance. For termination of service for other reasons, participants may receive the vested balance in their account. Vested balances less than $5,000 are automatically distributed after employment is terminated. Vested balances greater than $5,000 are distributed upon election by the participant. A 2002 plan amendment requires all amounts to be distributed as lump-sum distributions. Prior to the amendment, participants could elect to receive his or her vested account balance either in lump-sum or in installments over periods specified in the Plan.

     Participant Loans

     The Plan provides that a participant may borrow a minimum of $1,000 and up to a maximum of the lessor of 50% of the participant's vested account balance or $50,000 less the excess of the highest outstanding loan balance during the previous one year period over the outstanding balance as of the date of the loan. The loans are secured by the balance in the participant's account and bear interest at the prime rate at the time of the loan plus 1%. Repayment occurs through payroll withholding over a period not to exceed 60 months, unless the loan is for the purchase or construction of a home, in which case the repayment period may extend to 180 months.

     Expenses

     All recordkeeping expenses incurred by the Plan were paid by the Employer in 2002 and 2001.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting.

     Investment Valuation and Investment Income

     Under provisions of the plan, participants may direct the Trustee to invest their contributions, as well as employer contributions, in any of the investment options available under the Plan. Investment options are mutual funds, a money market fund and certain equity securities, valued at fair value as determined by the Trustee, using quoted market prices when available. Loans to participants are carried at the outstanding principal amount which is estimated to approximate fair value.

     Purchases and sales of securities, including related gains and losses, are recorded on a trade-date basis.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (deprecation) on those investments.

     Payment of Benefits

     Benefits are recorded when paid.

     Contributions

     Employer matching and employee contributions are recognized during the period in which the participant's related compensation is earned. Employer discretionary contributions are recognized during the period in which approved by the Employer's board of directors. No discretionary contributions were made during the years ended December 31, 2002 and 2001.

     Risks and Uncertainties

     The Plan provides for investment in various mutual funds, a money market fund and certain equity securities. Such investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with such investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amount reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.   Investments

     The following table presents individual participant directed investment options that represent 5% or more of the Plan's net assets as of December 31:


                                                   2002               2001
ABN AMRO S&P 500 Index Collective Fund         $2,940,882          $4,133,732
ABN AMRO Chicago Capital Bond Fund              1,435,471           1,228,769
ABN AMRO Income Plus Collective Fund            1,387,481           1,081,726
Veredus Aggressive Growth Fund                          -             490,651

     During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,098,953 as follows:

                                           2002
Mutual funds                            $  (300,242)
Common stock                                 14,252
Collective trusts                          (812,963)
                                        ------------
                                        $(1,098,953)
                                        ============

4.   Party-in-Interest Transactions

     Party-in-interest transactions consisted of loans made to participants and investments in the CFC International Unitized Stock Fund. In addition, since all investments other than loans to participants are held by the Trustee, such investments constitute party-in-interest transactions.

5.   Tax Status

     The Plan is a Prototype Non-standardized Profit Sharing Plan ("Prototype Plan") sponsored by Chicago Trust Company and adopted by the Company. The Prototype Plan obtained its latest determination letter on August 30, 2001, in which the Internal Revenue Service ("IRS") stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has not requested its own determination letter from the IRS. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

6.   Termination of Plan

     The Employer believes the Plan will continue without interruption, however, it has the right to amend or terminate the Plan at any time. Should the Plan be terminated, participant account balances become 100% vested and Plan assets, after allowances for expenses of administration or liquidation, are to be allocated proportionately to each participant based on the net aggregate value of the participants' investments determined as of the date of Plan discontinuance.

7.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2002, to the Form 5500:

                                                                   2002
     Benefits paid to participants per the financial statements     $ 661,443
     Less:   Amounts allocated to withdrawing participants
             at December 31, 2001                                     293,144
                                                                    ---------
     Benefits paid to participants per the Form 5500                $ 368,299
                                                                    ---------

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002, but not yet paid as of that date.

                              SUPPLEMENTAL SCHEDULE

CFC International, Inc.
Employees' Savings and Investment Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002                                                   Schedule I
-------------------------------------------------------------------------------


                              (c)
            (b)         Description of                 **           (e)
     Identity of Issue, Investment Including
     Borrower,          Maturity Date, Rate            (d)        Current
(a)  Lessor, or         of Interest,                  Cost         Value
     Similar Party      Collateral, Par or
                        Maturity Value

*  ABN AMRO Treasury    ABN AMRO S&P 500            $    -      $2,940,882
                        Index Collective Fund

*  ABN AMRO Treasury    ABN AMRO                         -       1,435,471
                        Chicago Capital Bond Fund

*  ABN AMRO Treasury    ABN AMRO                         -       1,387,481
                        Income Plus Collective Fund

*  ABN AMRO Treasury    Veredus Aggressive Growth Fund   -         268,521


*  ABN AMRO Treasury    American Century                 -         237,794
                        International Growth Fund

*  ABN AMRO Treasury    ABN AMRO                         -          84,481
                        Chicago Capital Growth Fund

*  ABN AMRO Treasury    Artisan Mid-Cap Growth Fund      -          57,149


*  ABN AMRO Treasury    ABN AMRO Money Market            -              57
                        Liquidity Fund

*  CFC International,   CFC Unitized Stock Fund          -         183,210
   Inc.

*  Participant loans    5.75% to 10.5% interest per
                        annum with maturity
                        dates between February 2004
                        and November 2017                -         133,097
                                                               --------------
                   Total assets                                $ 6,728,143
                                                               ==============


 * Indicates a party-in-interest
**Cost information has been omitted as investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                           CFC INTERNATIONAL, INC. EMPLOYEES'
                           SAVINGS AND INVESTMENT PLAN



                           BY: /s/ Dennis W. Lakomy
                           Dennis W. Lakomy
                           Plan Administrator



Date:  June 30, 2003

                                                                 EXHIBIT 23




CONSENT OF INDEPENDENT AUDITORS





We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-2978, 333-32481 and 333-60018), and in the
prospectus constituting part of the Registration Statement on Form S-3 (No. 333-47719) of CFC International, Inc. of our report dated May 2, 2003 relating to the financial statements of the CFC International, Inc. Employees' Savings and Investment Plan, which appears in this Form 11-K.




PricewaterhouseCoopers, LLP
Chicago, Illinois
June 26, 2003